VIRTUS ETF TRUST II 485BPOS

Exhibit 99(h)(16)

EXECUTION

FUND ADMINISTRATION AND ACCOUNTING AGREEMENT

1940 Act Investment Company Subsidiary

THIS AGREEMENT is made as of May 9, 2024, severally and not jointly by and among each Cayman exempted company identified on Exhibit A hereto (as such exhibit may be amended from time to time), (each, a “Fund”, and collectively the “Funds” as applicable) and The Bank of New York Mellon, a New York corporation authorized to do a banking business (“BNY Mellon”).

W I T N E S S E T H :

WHEREAS, each Fund is a foreign corporation, and a wholly-owned subsidiary, solely controlled by an investment company registered under the Investment Company Act of 1940, as amended (“Parent Fund”);

WHEREAS, each Parent Fund has entered into a Fund Administration and Accounting Agreement with BNY Mellon (the “Parent Fund Agreement”), the terms of which shall not be modified by this Agreement;

WHEREAS, each Fund desires to retain BNY Mellon to provide the services described herein, and BNY Mellon is willing to provide such services, all as more fully set forth below;

NOW, THEREFORE, in consideration of the mutual promises and agreements contained herein, the parties, intending to be legally bound, hereby agree as follows:

1.	Definitions.

Whenever used in this Agreement, unless the context otherwise requires, the following words shall have the meanings set forth below:

“1940 Act” means the Investment Company Act of 1940, as amended, and the rules and regulations thereunder.

“Authorized Person” shall mean each person, whether or not an officer or an employee of a Fund, duly authorized by the Board to execute this Agreement and to give Instructions on behalf of such Fund as set forth in Exhibit B hereto and each Authorized Person’s scope of authority may be limited by setting forth such limitation in a written document signed by BNY Mellon and the applicable Fund. From time to time each Fund may deliver a new Exhibit B to add or delete any person and BNY Mellon shall be entitled to rely on the last Exhibit B actually received by BNY Mellon.

“BNY Mellon Affiliate” shall mean any office, branch or subsidiary of The Bank of New York Mellon Corporation.

“Board” shall mean a Fund’s board of directors, board of trustees, general partner or manager, as applicable.

“Confidential Information” shall have the meaning given in Section 20 below.

“Documents” shall mean such documents, including but not limited to, Board resolutions, including resolutions of the Fund’s Board authorizing the execution, delivery and performance of this Agreement by the Fund, and opinions of outside counsel, as BNY Mellon may reasonably request from time to time, in connection with its provision of services under this Agreement.

“Instructions” shall mean Oral Instructions or written communications actually received by BNY Mellon by S.W.I.F.T., tested telex, letter, facsimile transmission or other method or system specified by BNY Mellon as available for use in connection with the services hereunder, from an Authorized Person or person believed in good faith to be an Authorized Person.

“Investment Advisor” shall mean the entity identified by a Fund to BNY Mellon as the entity having investment responsibility with respect to the Fund.

“Net Asset Value” shall mean the per share value of a Fund, calculated in the manner described in the Parent Fund’s Offering Materials.

“Offering Materials” shall mean a Parent Fund’s currently effective prospectus and most recently filed registration statement

“Oral Instructions” shall mean oral instructions received by BNY Mellon under permissible circumstances specified by BNY Mellon, in its sole discretion, as being from an Authorized Person or person believed in good faith by BNY Mellon to be an Authorized Person.

“Organizational Documents” shall mean certified copies of a Fund’s articles of incorporation, certificate of incorporation, certificate of formation or organization, certificate of limited partnership, bylaws, limited partnership agreement, memorandum of association, limited liability company agreement, operating agreement, confidential offering memorandum, material contracts, all private letter rulings issued to a Fund, required filings or similar documents of formation or organization, as applicable, delivered to and received by BNY Mellon.

“SEC” means the United States Securities and Exchange Commission.

“Shares” means the shares of beneficial interest of a Fund.

“Subscriber” shall mean the Parent Fund owning all of the outstanding Shares of a Fund.

2.	Appointment.

Each Fund hereby appoints BNY Mellon as its agent for the term of this Agreement to perform the services described herein. BNY Mellon hereby accepts such appointment and agrees to perform the duties hereinafter set forth.

3.	Representations and Warranties.

(a)           Each Fund hereby represents and warrants to BNY Mellon, which representations and warranties shall be deemed to be continuing, that~~:~~

i.                It is duly organized and existing under the laws of the jurisdiction of its organization, with full power to carry on its business as now conducted, to enter into this Agreement and to perform its obligations hereunder;

ii.               This Agreement has been duly authorized, executed and delivered by such Fund in accordance with all requisite action of the Board and constitutes a valid and legally binding obligation of such Fund, enforceable in accordance with its terms;

iii.              The Fund’s Investment Advisor is in good standing and qualified to do business in each jurisdiction in which the nature or conduct of its business requires such qualification.

iv.              It is conducting its business in compliance with all applicable laws and regulations, both state and federal, has made and will continue to make all necessary filings including tax filings and has obtained all regulatory licenses, approvals and consents necessary to carry on its business as now conducted; there is no statute, regulation, rule, order or judgment binding on it and no provision of its Organizational Documents, nor of any mortgage, indenture, credit agreement or other contract binding on it or affecting its property which would prohibit its execution or performance of this Agreement;

v.               The method of valuation of securities and the method of computing the Net Asset Value shall be as set forth in the Offering Materials of the Parent Fund. To the extent the performance of any services described in Schedule I attached hereto by BNY Mellon in accordance with the then effective Offering Materials for the Parent Fund would violate any applicable laws or regulations, the Fund shall immediately so notify BNY Mellon in writing and thereafter shall either furnish BNY Mellon with the appropriate values of securities, Net Asset Value or other computation, as the case may be, or instruct BNY Mellon in writing to value securities and/or compute Net Asset Value or other computations in a manner the Fund specifies in writing, and either the furnishing of such values or the giving of such instructions shall constitute a representation by the Fund that the same is consistent with all applicable laws and regulations and with the Parent Fund’s Offering Materials, all subject to confirmation by BNY Mellon as to its capacity to act in accordance with the foregoing;

vi.              The terms of this Agreement, the fees and expenses associated with this Agreement and any benefits accruing to BNY Mellon or to the Investment Advisor of the Fund in connection with this Agreement, including but not limited to any fee waivers, conversion cost reimbursements, upfront payments, signing payments or periodic payments made or to be made by BNY Mellon to such Investment Advisor or any affiliate of the Fund relating to this Agreement have been fully disclosed to the Board of the Fund and the Parent Fund, and that, if required by applicable law, such Board has approved or will approve the terms of this Agreement, any such fees and expenses and any such benefits;

vii.             Each person named on Exhibit B hereto is duly authorized by such Fund to be an Authorized Person hereunder;

viii.            Without limiting the provisions of Section 20 below, the Fund shall treat as confidential the terms and conditions of this Agreement and shall not disclose nor authorize disclosure thereof to any other person, except (i) to its employees, regulators, examiners, internal and external accountants, auditors and counsel, (ii) for a summary description of this Agreement in the Offering Materials with the prior written approval of BNY Mellon, (iii) as an exhibit to the Parent Fund’s registration statement if required; (iv) to any other person when required by a court order or legal process, (v) as agreed in writing by BNY Mellon or (v) whenever advised by its counsel that it would be liable for a failure to make such disclosure. The Fund shall instruct its employees, regulators, examiners, internal and external accountants, auditors and counsel who may be afforded access to such information of the Fund’s obligations of confidentiality hereunder;

ix.               The Fund shall promptly notify BNY Mellon in writing of any and all legal proceedings or securities investigations filed or commenced against the Fund, the Investment Advisor, or the Board; and

x.                The Fund acknowledges for itself and its users that certain information provided by BNY Mellon on its websites may be protected by copyrights, trademarks, service marks and/or other intellectual property rights, and as such, agrees that all such information provided is for the sole and exclusive use of the Fund and its users. Certain information provided by BNY Mellon is supplied to BNY Mellon pursuant to third party licensing agreements which restrict the use of such information and protect the proprietary rights of the appropriate licensor (“Licensor”) with respect to such information. Therefore, the Fund, on behalf of itself and its users, further agrees not to disclose, disseminate, reproduce, redistribute or republish information provided by BNY Mellon on its websites in any way without the express written permission of BNY Mellon and the Licensor. (Licensor permission to be obtained by BNY Mellon prior to BNY Mellon providing its permission.)

(b)           BNY Mellon hereby represents and warrants to each Fund, which representations and warranties shall be deemed to be continuing, that:

i.                It is duly organized and existing under the laws of the jurisdiction of its organization, with full power to carry on its business as now conducted, to enter into this Agreement and to perform its obligations hereunder;

ii.               This Agreement has been duly authorized, executed and delivered by BNY Mellon and constitutes a valid and legally binding obligation of BNY Mellon, enforceable in accordance with its terms;

iii.              It is conducting its business in compliance with all laws applicable to the provision of services hereunder, has made and will continue to make all necessary filings including tax filings and has obtained all regulatory licenses, approvals and consents necessary to carry on its business as now conducted; there is no statute, regulation, rule, order or judgment binding on it and no provision of its organizational documents, nor of any mortgage, indenture, credit agreement or other contract binding on it or affecting its property which would prohibit its execution or performance of this Agreement; and,

iv.              BNY Mellon has and will continue to have access to the necessary facilities, equipment and personnel to perform its duties and obligations under this Agreement.

4.	Delivery of Documents.

Each Fund shall promptly provide, deliver or cause to be delivered from time to time to BNY Mellon the Fund’s Organizational Documents, Documents and other materials used in the distribution of Shares and all amendments thereto as may be necessary for BNY Mellon to perform its duties hereunder. BNY Mellon shall not be deemed to have notice of any information (other than information supplied by BNY Mellon) contained in such Organizational Documents, Documents or other materials until they are actually received by BNY Mellon.

5.	Duties and Obligations of BNY Mellon.

(a)           Subject to the direction and control of each Fund’s Board and the provisions of this Agreement, BNY Mellon shall provide to each Fund the administrative services and the valuation and computation services listed on Schedule I attached hereto.

(b)           In performing hereunder, BNY Mellon shall provide, at its expense, office space, facilities, equipment and personnel.

(c)           BNY Mellon shall not provide any services relating to the management, investment advisory or sub-advisory functions of any Fund, distribution of shares of any Fund, maintenance of any Fund’s financial records or other services normally performed by the Funds’ respective counsel or independent auditors and the services provided by BNY Mellon do not constitute, nor shall they be construed as constituting, legal advice or the provision of legal services for or on behalf of a Fund or any other person, and each Fund acknowledges that BNY Mellon does not provide public accounting or auditing services or advice and will not be making any tax filings, or doing any tax reporting on its behalf, other than those specifically agreed to hereunder. The scope of services provided by BNY Mellon under this Agreement shall not be increased as a result of new or revised regulatory or other requirements that may become applicable with respect to a Fund, unless the Fund and BNY Mellon expressly agree in writing to any such increase in the scope of services.

(d)           Each Fund shall cause its or its Parent Fund’s officers, Investment Advisor, distributor, legal counsel, independent auditors and accountants and any other service providers to cooperate with BNY Mellon and to provide BNY Mellon, upon request, with such information, documents and advice relating to such Fund as is within the possession or knowledge of such persons, and which in the opinion of BNY Mellon, is necessary in order to enable BNY Mellon to perform its duties hereunder. In connection with its duties hereunder, BNY Mellon shall not be responsible for, under any duty to inquire into, or be deemed to make any assurances with respect to, the accuracy, validity or propriety of any information, documents or advice provided to BNY Mellon by any of the aforementioned persons. BNY Mellon shall not be liable for any loss, damage or expense resulting from or arising out of the failure of a Fund to cause any information, documents or advice to be provided to BNY Mellon as provided herein and shall be held harmless by each Fund when acting in reliance upon such information, documents or advice relating to such Fund. All fees or costs charged by such persons shall be borne by the appropriate Fund, and BNY Mellon shall have no liability with respect to such fees or charges, including any increases in, or additions to, such fees or charges related directly or indirectly to the services described herein or the performance by BNY Mellon of its duties hereunder. BNY Mellon shall not bear, or otherwise be responsible for, any fees, costs or expenses charged by any third party service providers engaged by a Fund, or by any affiliate of such Fund or by any other third party service provider to such Fund. In the event that any services performed by BNY Mellon hereunder rely, in whole or in part, upon information obtained from a third party service utilized or subscribed to by BNY Mellon which BNY Mellon in its reasonable judgment deems reliable, BNY Mellon shall not have any responsibility or liability for, be under any duty to inquire into, or be deemed to make any assurances with respect to, the accuracy or completeness of such information.

(e)           Nothing in this Agreement shall limit or restrict BNY Mellon, any BNY Mellon Affiliate or any officer or employee thereof from acting for or with any third parties, and providing services similar or identical to some or all of the services provided hereunder.

(f)            Each Fund shall furnish BNY Mellon with any and all instructions, explanations, information, specifications and documentation deemed necessary by BNY Mellon in the performance of its duties hereunder, including, without limitation, the amounts or written formula for calculating the amounts and times of accrual of Fund liabilities and expenses, and the value of any securities lending related collateral investment account(s). BNY Mellon shall not be required to include as Fund liabilities and expenses, nor as a reduction of Net Asset Value, any accrual for any federal, state or foreign income taxes unless the Fund shall have specified to BNY Mellon in Instructions the precise amount of the same to be included in liabilities and expenses or used to reduce Net Asset Value. Each Fund shall also furnish BNY Mellon with bid, offer or market values of securities if BNY Mellon notifies such Fund that the same are not available to BNY Mellon from a security pricing or similar service utilized, or subscribed to, by BNY Mellon which the Fund directs BNY Mellon to utilize, and which BNY Mellon in its judgment deems reliable at the time such information is required for calculations hereunder. At any time and from time to time, the Fund also may furnish BNY Mellon with bid, offer or market values of securities and instruct BNY Mellon in Instructions to use such information in its calculations hereunder. BNY Mellon shall at no time be required or obligated to commence or maintain any utilization of, or subscriptions to, any securities pricing or similar service. In no event shall BNY Mellon be required to determine, or have any obligations with respect to, whether a market price represents any fair or true value, nor to adjust any price to reflect any events or announcements, including, without limitation, those with respect to the issuer thereof, it being agreed that all such determinations and considerations shall be solely for the applicable Fund.

(g)           BNY Mellon may apply to an Authorized Person of any Fund for Instructions with respect to any matter arising in connection with BNY Mellon’s performance hereunder for such Fund, and BNY Mellon shall not be liable for any action taken or omitted to be taken by it in good faith without gross negligence, fraud or willful misconduct in accordance with such Instructions. Such application for Instructions may, at the option of BNY Mellon, set forth in writing any action proposed to be taken or omitted to be taken by BNY Mellon with respect to its duties or obligations under this Agreement and the date on and/or after which such action shall be taken. BNY Mellon shall not be liable for any action taken or omitted to be taken in accordance with a proposal included in any such application on or after the date specified therein unless, prior to taking or omitting to take any such action, BNY Mellon has received Instructions from an Authorized Person in response to such application specifying the action to be taken or omitted.

(h)          Each Fund acknowledges that it may be considered a U.S. withholding agent and/or may be required to file information or other tax returns under the U.S. Internal Revenue Code and related regulations (“IRC and Regulations”). Each Fund agrees that it or its designated agents are, and will continue to be, in compliance with all withholding and reporting required by the IRC and Regulations. Therefore, unless otherwise specified in a written agreement, BNY Mellon and BNYM Affiliates will not be responsible for withholding or depositing taxes, nor will it/they be responsible for any related tax filings or information reporting, including but not limited to Forms 1099, 945, 1042S, 1042, 1065, 1065 K-1, 8804, 8805, 1120 or 1120F.

(i)            BNY Mellon may consult with counsel to the appropriate Fund at such Fund’s expense or its own counsel at BNY Mellon’s expense, and shall be fully protected with respect to anything done or omitted by it in good faith in accordance with the advice or opinion of such counsel.

(j)            Notwithstanding any other provision contained in this Agreement or Schedule I attached hereto, BNY Mellon shall have no duty or obligation with respect to, including, without limitation, any duty or obligation to determine, or advise or notify any Fund of: (i) the taxable nature of any distribution or amount received or deemed received by, or payable to, a Fund, (ii) the taxable nature or effect on a Fund or its shareholders of any corporate actions, class actions, tax reclaims, tax refunds or similar events, (iii) the taxable nature or taxable amount of any distribution or dividend paid, payable or deemed paid, by a Fund to its shareholders; or (iv) the effect under any federal, state or foreign income tax laws of a Fund making or not making any distribution or dividend payment, or any election with respect thereto. Further, BNY Mellon is not responsible for the identification of securities requiring U.S. tax treatment that differs from treatment under U.S. generally accepted accounting principles. BNY Mellon is solely responsible for processing such securities, as identified by the applicable Fund or its Authorized Persons, in accordance with U.S. tax laws and regulations.

(k)           BNY Mellon shall have no duties or responsibilities whatsoever except such duties and responsibilities as are specifically set forth in this Agreement and Schedule I attached hereto, and no covenant or obligation shall be implied against BNY Mellon in connection with this Agreement.

(l)            BNY Mellon, in performing the services required of it under the terms of this Agreement, shall be entitled to rely fully on the accuracy and validity of any and all Instructions, explanations, information, specifications, Documents and documentation furnished to it by a Fund and shall have no duty or obligation to review the accuracy, validity or propriety of such Instructions, explanations, information, specifications, Documents or documentation, including, without limitation, evaluations of securities; the amounts or formula for calculating the amounts and times of accrual of a Fund’s liabilities and expenses; the amounts receivable and the amounts payable on the sale or purchase of securities; and the amounts receivable or the amounts payable for the sale or redemption of Fund Shares effected by or on behalf of a Fund.  In the event BNY Mellon’s computations hereunder rely, in whole or in part, upon information, including, without limitation, bid, offer or market values of securities or other assets, or accruals of interest or earnings thereon, from a pricing or similar service utilized, or subscribed to, by BNY Mellon which the Fund directs BNY Mellon to utilize, and which BNY Mellon in its judgment deems reliable, BNY Mellon shall not be responsible for, under any duty to inquire into, or deemed to make any assurances with respect to, the accuracy or completeness of such information. Without limiting the generality of the foregoing, BNY Mellon shall not be required to inquire into any valuation of securities or other assets by a Fund or any third party described in this sub-section (l) even though BNY Mellon in performing services similar to the services provided pursuant to this Agreement for others may receive different valuations of the same or different securities of the same issuers.

(m)         BNY Mellon, in performing the services required of it under the terms of this Agreement, shall not be responsible for determining whether any interest accruable to a Fund is or will be actually paid, but will accrue such interest until otherwise instructed by such Fund.

(n)          BNY Mellon shall not be responsible for damages (including without limitation damages caused by delays, failure, errors, interruption or loss of data) which occur directly or indirectly by reason of circumstances beyond its reasonable control in the performance of its duties under this Agreement, including, without limitation, labor difficulties within or without BNY Mellon, mechanical breakdowns, flood or catastrophe, acts of God, failures of transportation, interruptions, loss or malfunctions of utilities, action or inaction of civil or military authority, national emergencies, public enemy, war, terrorism, riot, sabotage, non-performance by a third party, failure of the mails, communications or computer (hardware or software) services or functions or malfunctions of the internet, firewalls, encryption systems or security devices caused by any of the above. BNY Mellon shall not be responsible for delays or failures to supply the information or services specified in this Agreement where such delays or failures are caused by the failure of any person(s) other than BNY Mellon to supply any instructions, explanations, information, specifications or documentation deemed necessary by BNY Mellon in the performance of its duties under this Agreement.

(o)           BNY Mellon shall maintain levels and types of insurance coverage including, without limitation, errors and omissions, fidelity bond and electronic data processing coverages, which it determines to be appropriate for its business.

(p)          BNY Mellon shall reasonably cooperate with a Fund’s independent public accountants and shall provide such information, as may be reasonably requested by a Fund, from time to time, to such accountants for the expression of their opinion.

6.      Allocation of Expenses.

Except as otherwise provided herein, all costs and expenses arising or incurred in connection with the performance of this Agreement shall be paid by the appropriate Fund, including but not limited to, organizational costs and costs of maintaining corporate existence, taxes, interest, brokerage fees and commissions, insurance premiums, compensation and expenses of such Fund’s trustees, directors, officers or employees, legal, accounting and audit expenses, management, advisory, sub-advisory, administration, charges of custodians, expenses (including clerical expenses) incident to the issuance, redemption or repurchase of Fund shares or membership interests, as applicable, fees and expenses incident to the registration or qualification under the 1940 Act and state and other applicable securities laws of the Fund or its shares or membership interests, as applicable, costs (including printing and mailing costs) of preparing and distributing Offering Materials, reports, notices and proxy material to such Fund’s shareholders or members, as applicable, all expenses incidental to holding meetings of such Fund’s trustees, directors and shareholders, and extraordinary expenses as may arise, including litigation affecting such Fund and legal obligations relating thereto for which the Fund may have to indemnify its trustees, directors, officers, managers and/or members, as may be applicable.

7.      Portfolio Compliance and other Regulatory Services.

(a)           If Schedule I contains a requirement for BNY Mellon to provide a Fund with portfolio compliance services, such services shall be provided pursuant to the terms of this Section 7 (the “Portfolio Compliance Services”). The precise compliance review and testing services to be provided shall be as directed by each Fund and as mutually agreed between BNY Mellon and such Fund, and the results of BNY Mellon’s Portfolio Compliance Services shall be detailed in a portfolio compliance summary report (the “Compliance Summary Report”) prepared on a periodic basis as mutually agreed. Each Compliance Summary Report shall be subject to review and approval by the Fund. BNY Mellon shall have no responsibility or obligation to provide Portfolio Compliance Services other that those services specifically listed in Schedule I.

(b)           A Fund will examine each Compliance Summary Report delivered to it by BNY Mellon and notify BNY Mellon of any error, omission or discrepancy within ten (30) days of its receipt. The Fund agrees to notify BNY Mellon promptly in writing if it fails to receive any such Compliance Summary Report. The Fund further acknowledges that unless it notifies BNY Mellon of any error, omission or discrepancy within ten (30) days, such Compliance Summary Report shall be deemed final and shall not be reissued. In addition, if the Fund learns of any out-of-compliance condition before receiving a Compliance Summary Report reflecting such condition, the Fund will notify BNY Mellon of such condition within one (5) business day after discovery thereof.

(c)           While BNY Mellon will endeavor to identify out-of-compliance conditions, BNY Mellon does not and could not for the fees charged, make any guarantees, representations or warranties with respect to its ability to identify all such conditions. In the event of any errors or omissions in the performance of Portfolio Compliance Services, a Fund’s sole and exclusive remedy and BNY Mellon’s sole liability shall be limited to re-performance by BNY Mellon of the Portfolio Compliance Services affected and in connection therewith the correction of any error or omission, if practicable, and the preparation of a corrected report, at no cost to the Fund.~~]~~

(d)          Notwithstanding anything in this Agreement to the contrary, the Portfolio Compliance Services, or any other regulatory support services provided by BNY Mellon under this Agreement are administrative in nature and do not constitute, nor shall they be construed as constituting, legal advice or the provision of legal services for or on behalf of a Fund or any other person.

(e)           All work product produced by BNY Mellon as outlined at Schedule I in connection with its provision of Portfolio Compliance Services or any other regulatory support services under this Agreement is subject to review and approval by the applicable Fund and by the Fund’s legal counsel. BNY Mellon disclaims liability to the Fund, and the Fund is solely responsible, for the adequacy and effectiveness of the Fund’s compliance program.

8.     Standard of Care; Indemnification.

(a)           BNY Mellon shall exercise the reasonable care and diligence that a professional fund accountant and administrator would observe in carrying out its duties and obligations under this Agreement, however, BNY Mellon and any BNY Mellon Affiliate shall not be liable for any costs, expenses, damages, liabilities or claims (including attorneys’ and accountants’ fees) incurred by or asserted against a Fund, except those costs, expenses, damages, liabilities or claims arising out of BNY Mellon’s own bad faith, fraud, gross negligence or willful misconduct. In no event shall BNY Mellon or any BNY Mellon Affiliate be liable to any Fund or any third party for any special, indirect or consequential damages, or lost profits or loss of business, arising under or in connection with this Agreement, even if previously informed of the possibility of such damages and regardless of the form of action. BNY Mellon and any BNY Mellon Affiliate shall not be liable for any loss, damage or expense, including counsel fees and other costs and expenses of a defense against any claim or liability, resulting from, arising out of, or in connection with its performance hereunder, including its actions or omissions, the incompleteness or inaccuracy of any specifications or other information furnished by the Fund, or for delays caused by circumstances beyond BNY Mellon’s reasonable control, unless such loss, damage or expense arises out of the bad faith, fraud, gross negligence or willful misconduct of BNY Mellon.

(b)          Each Fund shall indemnify and hold harmless BNY Mellon and any BNY Mellon Affiliate from and against any and all costs, expenses, damages, liabilities and claims (including claims asserted by a Fund), and reasonable attorneys’ and accountants’ fees relating thereto, which are sustained or incurred or which may be asserted against BNY Mellon or any BNY Mellon Affiliate, by reason of or as a result of any action taken or omitted to be taken by BNY Mellon or any BNY Mellon Affiliate without bad faith, fraud, gross negligence or willful misconduct, or in reliance upon (i) any law, act, regulation or interpretation of the same even though the same may thereafter have been altered, changed, amended or repealed, (ii) such Fund’s Documents (excluding information provided by BNY Mellon), (iii) any Instructions or (iv) any opinion of legal counsel for such Fund or BNY Mellon, or arising out of transactions or other activities of such Fund which occurred prior to the commencement of this Agreement; provided, that no Fund shall indemnify BNY Mellon nor any BNY Mellon Affiliate for costs, expenses, damages, liabilities or claims for which BNY Mellon or any BNY Mellon Affiliate is liable under the preceding sub-section 8(a). This indemnity shall be a continuing obligation of each Fund, its successors and assigns, notwithstanding the termination of this Agreement with respect to such Fund. Without limiting the generality of the foregoing, each Fund shall indemnify BNY Mellon and any BNY Mellon Affiliate against and save BNY Mellon and any BNY Mellon Affiliate harmless from any loss, damage or expense, including counsel fees and other costs and expenses of a defense against any claim or liability, arising from any one or more of the following:

i.                Errors in records or instructions, explanations, information, specifications or documentation of any kind, as the case may be, supplied to BNY Mellon by any third party described above or by or on behalf of the Fund;

ii.               Action or inaction taken or omitted to be taken by BNY Mellon or any BNY Mellon Affiliate pursuant to Instructions of the Fund or otherwise without bad faith, fraud, gross negligence or willful misconduct;

iii.              Any action taken or omitted to be taken by BNY Mellon in good faith in accordance with the advice or opinion of counsel for the Fund or its own counsel;

iv.              Any improper use by the Fund or its agents, distributor or investment advisor of any valuations or computations supplied by BNY Mellon pursuant to this Agreement;

v.               The method of valuation of the securities and the method of computing each Fund’s Net Asset Value; and

vi.              Any valuations of securities, other assets or the Net Asset Value provided by the Fund.

(c)           Actions taken or omitted in reliance on Instructions or upon any information, order, indenture, stock certificate, membership certificate, power of attorney, assignment, affidavit or other instrument believed by BNY Mellon in good faith to be from an Authorized Person, or upon the opinion of legal counsel for a Fund or BNY Mellon’s own counsel, shall be conclusively presumed to have been taken or omitted in good faith.

(d)          Subject to the limitations of liability in Section 8(a) herein, BNY Mellon agrees to indemnify and hold harmless each Fund from and against losses, costs, expenses, damages, and liabilities, and reasonable attorneys’ fees and expenses sustained or incurred by a Fund as a direct result of BNY Mellon or any BNY Mellon Affiliate’s bad faith, fraud, gross negligence or willful misconduct in the performance of its duties hereunder, provided however, that BNY Mellon shall not indemnify a Fund for any Losses arising out of a Fund’s own negligence, fraud, bad faith, or willful misconduct relating to this Agreement.

(e)          In order that the indemnification provisions contained in this Section 8 shall apply, upon the assertion of a claim for which one party may be required to indemnify the other party, the indemnified party shall promptly notify the indemnifying party of such assertion, and shall keep the indemnifying party advised with respect to all developments concerning such claim. The indemnifying party shall have the option to participate with the indemnified party in the defense of such claim or to defend against said claim in its own name or in the name of the indemnified party provided, however, that any failure by the indemnified party to provide such notice shall not relieve the indemnifying party of its obligations to indemnify and hold harmless the indemnified party under this agreement except to the extent the indemnifying party can demonstrate actual prejudice as a result of such failure. The indemnifying party shall have the option to participate with the indemnified party in the defense of such claim or to defend against said claim in its own name or in the name of the indemnified party. The indemnified party shall in no case confess any claim or make any compromise in any case in which the indemnifying party may be required to indemnify the indemnified party except with the indemnifying party’s prior written consent. In no event will BNY Mellon or a Fund be liable for any settlement of any action or claim effected without its prior written consent.

9.      Compensation.

For the services provided hereunder, each Fund agrees to pay BNY Mellon such compensation as is mutually agreed to in writing by such Fund and BNY Mellon from time to time and such out-of-pocket expenses (e.g., telecommunication charges, postage and delivery charges, costs of independent compliance reviews, record retention costs, reproduction charges and reasonable transportation and reasonable lodging costs) as are incurred by BNY Mellon in performing its duties hereunder. Except as hereinafter set forth, compensation shall be calculated and accrued daily and paid monthly. Each Fund authorizes BNY Mellon to debit such Fund’s custody account for all amounts due and payable hereunder. BNY Mellon shall deliver to each Fund invoices for services rendered after debiting such Fund’s custody account with an indication that payment has been made. Upon termination of this Agreement before the end of any month, the compensation for such part of a month shall be prorated according to the proportion which such period bears to the full monthly period and shall be payable upon the effective date of termination of this Agreement. For the purpose of determining compensation payable to BNY Mellon, each Fund’s net asset value shall be computed at the times and in the manner specified in the Parent Fund’s Offering Materials. BNY Mellon and a Fund shall mutually agree to any new fees and/or expenses to be charged to the Fund that are related to any changes to the services required by any new applicable law, rule or regulation. Notwithstanding the foregoing, all fees shall be paid to BNY Mellon in its role as fund administrator and accounting agent to the Parent Fund.

10.   Records; Visits.

(a)           BNY Mellon will maintain accurate books and records associated with its services. The books and records pertaining to each Fund which are in the possession or under the control of BNY Mellon shall be the property of the Fund and shall be surrendered promptly to a Fund in accordance with a reasonable request. The Fund and Authorized Persons shall have access to such books and records at all times during BNY Mellon’s normal business hours. Upon the reasonable request of the Fund, copies of any such books and records shall be provided by BNY Mellon to the Fund or to an Authorized Person, at the Fund’s expense.

(b)          BNY Mellon shall keep all books and records with respect to each Fund’s books of account, records of each Funds’ securities transactions and all other books and records as BNY Mellon is required to maintain pursuant to Rule 31a-1 of the 1940 Act in connection with the services provided hereunder.

11.  Term of Agreement.

(a)           This Agreement shall be effective on the date first written above and, unless terminated pursuant to its terms, shall continue until 11:59 PM (Eastern time) on the date which is the third anniversary of such date (the “Initial Term”), at which time this Agreement shall terminate, unless renewed in accordance with the terms hereof. This Agreement shall also terminate automatically, upon the termination, and in accordance with the terms, of the relevant Parent Fund Agreement.

(b)           This Agreement shall automatically renew for successive terms of one (1) year each (each, a “Renewal Term”), unless a particular Fund or BNY Mellon gives written notice to the other party of its intent not to renew and such notice is received by the other party not less than ninety (90) days prior to the expiration of the Initial Term or the then-current Renewal Term (a “Non-Renewal Notice”). In the event a party provides a Non-Renewal Notice, this Agreement shall terminate with respect to the relevant Fund at 11:59 PM (Eastern time) on the last day of the Initial Term or Renewal Term, as applicable.

(c)           If a Fund or BNY Mellon with respect to a particular Fund materially breaches this Agreement (a “Defaulting Party”) the other party (the “Non-Defaulting Party”) may give written notice thereof to the Defaulting Party (~~“~~“Breach Notice~~”~~”), and if such material breach shall not have been remedied within thirty (30) days after the Breach Notice is given, then the Non-Defaulting Party may terminate this Agreement by giving written notice of termination to the Defaulting Party (~~“~~“Breach Termination Notice~~”~~”), in which case this Agreement shall terminate as of 11:59 PM (Eastern time) on the 30th day following the date the Breach Termination Notice is given, or such later date as may be specified in the Breach Termination Notice (but not later than the last day of the Initial Term or then-current Renewal Term, as appropriate). In all cases, termination by the Non-Defaulting Party shall not constitute a waiver by the Non-Defaulting Party of any other rights it might have under this Agreement or otherwise against the Defaulting Party.

(d)          Notwithstanding any other provision of this Agreement, a party to this Agreement (the “Solvent Party”) may in its sole discretion terminate this Agreement immediately with respect to the other Party (the “Insolvent Party”) by sending notice thereof to the Insolvent Party upon the happening of any of the following: (i) the Insolvent Party commences as debtor any case or proceeding under any bankruptcy, insolvency or similar law, or there is commenced against the Fund any such case or proceeding; (ii) the Insolvent Party commences as debtor any case or proceeding seeking the appointment of a receiver, conservator, trustee, custodian or similar official for the Insolvent Party or any substantial part of its property or there is commenced against the Fund any such case or proceeding; (iii) the Insolvent Party makes a general assignment for the benefit of creditors; or (iv) the Insolvent Party admits in any recorded medium, written, electronic or otherwise, its inability to pay its debts as they come due. The Solvent Party may exercise its termination right under this Section 11(e) at any time after the occurrence of any of the foregoing events notwithstanding that such event may cease to be continuing prior to such exercise, and any delay in exercising this right shall not be construed as a waiver or other extinguishment of that right. Any exercise by the Solvent Party of its termination right under this Section 11(e) shall be without any prejudice to any other remedies or rights available to the Solvent Party and shall not be subject to any fee or penalty, whether monetary or equitable. Notwithstanding the provisions of Section 17 below, notice of termination under this Section 11(e) shall be considered given and effective when given, not when received.

(e)          The termination of this Agreement by one Fund shall not automatically terminate this Agreement for the other Funds on Exhibit A. The removal of a Fund from Exhibit A, for any reason, shall not be deemed a termination of this Agreement.

(f)           Any party may terminate this Agreement at any time upon ninety (90) days’ written notice for any reason.

(g)          Upon termination of the Agreement, BNY Mellon will, at a Fund’s request, offer assistance to a Fund in converting, for a period of no longer then six (6) months from the date of termination, a Fund’s records from BNY Mellon’s systems to the services or systems designated by a Fund for such transition, subject to mutually agreed upon compensation of BNY Mellon.

12.   Amendment.

This Agreement may not be amended, changed or modified in any manner except by a written agreement executed by BNY Mellon and the Fund to be bound thereby, and authorized or approved by such Fund’s Board.

13.   Assignment; Subcontracting.

(a)           This Agreement shall extend to and shall be binding upon the parties hereto, and their respective successors and assigns; provided, however, that this Agreement shall not be assignable or delegable by any Fund without the written consent of BNY Mellon, or by BNY Mellon without the written consent of the affected Fund.

(b)          Notwithstanding the foregoing: (i) BNY Mellon may assign or transfer this Agreement to any BNY Mellon Affiliate or transfer this Agreement in connection with a sale of a majority or more of its assets, equity interests or voting control, provided that BNY Mellon gives the relevant Funds thirty (30) days’ prior written notice of such assignment or transfer and such assignment or transfer does not impair the provision of services under this Agreement in any material respect, and the assignee or transferee agrees to be bound by all terms of this Agreement in place of BNY Mellon; (ii) BNY Mellon may subcontract with, hire, engage or otherwise outsource to any BNY Mellon Affiliate with respect to the performance of any one or more of the functions, services, duties or obligations of BNY Mellon under this Agreement but any such subcontracting, hiring, engaging or outsourcing shall not relieve BNY Mellon of any of its liabilities hereunder; and (iii) BNY Mellon may subcontract with, hire, engage or otherwise outsource to an unaffiliated third party with respect to the performance of any one or more of the functions, services, duties or obligations of BNY Mellon under this Agreement but any such subcontracting, hiring, engaging or outsourcing shall (A) require the prior written consent of the relevant Funds and (B) limit BNY Mellon’s liability such that BNY Mellon shall only be liable for failure to exercise reasonable care in its selection of such unaffiliated third party, and BNY Mellon shall have no liability for any acts or omissions to act of such unaffiliated third party.

14.   Governing Law; Consent to Jurisdiction.

This Agreement shall be construed in accordance with the laws of the State of New York, without regard to conflict of laws principles thereof. Each Fund hereby consents to the jurisdiction of a state or federal court situated in New York City, New York in connection with any dispute arising hereunder, and waives to the fullest extent permitted by law its right to a trial by jury. To the extent that in any jurisdiction any Fund may now or hereafter be entitled to claim, for itself or its assets, immunity from suit, execution, attachment (before or after judgment) or other legal process, such Fund irrevocably agrees not to claim, and it hereby waives, such immunity.

15.   Severability; No Third Party Beneficiaries.

In case any provision in or obligation under this Agreement shall be invalid, illegal or unenforceable in any jurisdiction, the validity, legality and enforceability of the remaining provisions or obligations shall not in any way be affected or impaired thereby, and if any provision is inapplicable to any person or circumstances, it shall nevertheless remain applicable to all other persons and circumstances. A person who is not a party to this Agreement shall have no rights to enforce any provision of this Agreement, and no Fund shall have a right to enforce any provision of this Agreement as it relates to another Fund. BNY Mellon shall not be responsible for any costs or fees charged to a Fund or an affiliate of a Fund by consultants, counsel, auditors, public accountants or other service providers retained by the Fund or any such affiliate.

16.   No Waiver.

Each and every right granted to BNY Mellon hereunder or under any other document delivered hereunder or in connection herewith, or allowed it by law or equity, shall be cumulative and may be exercised from time to time. No failure on the part of BNY Mellon to exercise, and no delay in exercising, any right will operate as a waiver thereof, nor will any single or partial exercise by BNY Mellon of any right preclude any other or future exercise thereof or the exercise of any other right.

17.   Notices.

All notices, requests, consents and other communications pursuant to this Agreement in writing shall be sent as follows:

if to a Fund, at

VATS Offshore Fund, Ltd., at

One Financial Plaza

Hartford, CT 06103

Attention: Legal Dept.

with a copy to:

Virtus Investment Partners

One Financial Plaza

Hartford, CT 06103

Attention: Legal Dept.

if to BNY Mellon, at

BNY Mellon
240 Greenwich Street
New York, New York 10286
Attention: ETF Operations

with a copy to:

The Bank of New York Mellon
240 Greenwich Street
New York, New York 10286
Attention: Legal Dept. – Asset Servicing

or at such other place as may from time to time be designated in writing. Notices hereunder shall be effective upon receipt.

18.   Counterparts.

This Agreement may be executed in any number of counterparts, each of which shall be deemed to be an original, but such counterparts together shall constitute only one instrument.

19.   Several Obligations.

The parties acknowledge that the rights and obligations of the Funds hereunder are several and not joint, that no Fund shall be liable for any amount owing by another Fund and that the Funds have executed one instrument for convenience only.

20.   Confidentiality.

(a)          Each party shall keep confidential any information relating to the other party’s business (“Confidential Information”). Confidential Information shall include (a) any data or information that is competitively sensitive material, and not generally known to the public, including, but not limited to, information about product plans, marketing strategies, finances, operations, customer relationships, customer profiles, Subscriber information, customer lists, sales estimates, business plans and internal performance results relating to the past, present or future business activities of a Fund, Parent Fund, or BNY Mellon and their respective subsidiaries and affiliated companies; (b) any scientific or technical information, design, process, procedure, formula or improvement that is commercially valuable and secret in the sense that its confidentiality affords a Fund, Parent Fund, or BNY Mellon a competitive advantage over its competitors; (c) all confidential or proprietary concepts, documentation, reports, data, specifications, computer software, source code, object code, flow charts, databases, inventions, know-how and trade secrets, whether or not patentable or copyrightable; and (d) anything designated as confidential. Notwithstanding the foregoing, as between BNY Mellon and a particular Fund and Parent Fund information shall not be Confidential Information and shall not be subject to such confidentiality obligations if it: (a) is already known to the receiving party at the time it is obtained; (b) is or becomes publicly known or available through no wrongful act of the receiving party; (c) is rightfully received from a third party who, to the best of the receiving party’s knowledge, is not under a duty of confidentiality; (d) is released by the protected party to a third party without restriction; (e) is requested or required to be disclosed by the receiving party pursuant to a court order, subpoena, governmental or regulatory authority request or law; (f) is relevant to the defense of any claim or cause of action asserted against the receiving party; (g) is Fund information provided by BNY Mellon in connection with an independent third party compliance or other review; (h) is released in connection with the provision of services under this Agreement; or (i) has been or is independently developed or obtained by the receiving party. Provisions authorizing the disclosure of information shall survive any termination of this Agreement. The obligations set forth in this Section 20 shall survive any termination of this Agreement for a period of one (1) year after such termination.

The Bank of New York Mellon Corporation is a global financial organization that provides services to clients through its affiliates and subsidiaries in multiple jurisdictions (the “BNY Mellon Group”). The BNY Mellon Group may centralize functions including audit, accounting, risk, legal, compliance, sales, administration, product communication, relationship management, storage, compilation and analysis of customer-related data, and other functions (the “Centralized Functions”) in one or more affiliates, subsidiaries and third-party service providers. Solely in connection with the Centralized Functions, (i) the Fund consents to the disclosure of and authorizes BNY Mellon to disclose information regarding the Fund (“Customer-Related Data”) to the BNY Mellon Group and to its third-party service providers who are subject to confidentiality obligations with respect to such information and need to know such information in connection with BNY Mellon’s duties or obligations under this Agreement, provided, however, that unless such Customer-Related Data is aggregated and anonymized, no such consent is provided for disclosure of Customer-Related Data to affiliates and subsidiaries of the BNY Mellon Group operating as a registered investment manager or adviser to funds, other collective investment vehicles, separate accounts or other investment management products; and (ii) BNY Mellon may store the names and business contact information of the Fund’s employees and representatives on the systems or in the records of the BNY Mellon Group or its service providers. The BNY Mellon Group may aggregate Customer-Related Data with other data collected and/or calculated by the BNY Mellon Group, and notwithstanding anything in this Agreement to the contrary the BNY Mellon Group will own all such aggregated data, provided that the BNY Mellon Group shall not distribute the aggregated data in a format that identifies Customer-Related Data with a particular customer or can be reverse engineered to identify Customer-Related Data with a particular customer. The Fund confirms that it is authorized to consent to the foregoing.

21.   Non-Solicitation.

During the term of this Agreement with respect to a particular Fund and for one (1) year thereafter, the Fund shall not (with the exceptions noted in the immediately succeeding sentence) knowingly solicit or recruit for employment or hire any of BNY Mellon’s employees, and the Fund shall cause the Fund’s sponsor and any affiliates of the Fund to not (with the exceptions noted in the immediately succeeding sentence) knowingly solicit or recruit for employment or hire any of BNY Mellon’s employees. To “knowingly” solicit, recruit or hire within the meaning of this provision does not include, and therefore does not prohibit, solicitation, recruitment or hiring of a BNY Mellon employee by a Fund, the Fund’s sponsor or an affiliate of the Fund if the BNY Mellon employee was identified by such entity solely as a result of the BNY Mellon employee’s response to a general advertisement by such entity in a publication of trade or industry interest or other similar general solicitation by such entity.

22.   Information Security, Business Continuity/Disaster Recovery and Other Matters.

(a)           BNY Mellon will implement and maintain an information security program with written policies and procedures reasonably designed to protect the confidentiality and integrity of a Fund’s Confidential Information provided to BNY Mellon in accordance with this Agreement and when in BNY Mellon’s possession or under BNY Mellon’s control. The information security program will contain administrative, technical and physical safeguards, appropriate to the type of information concerned, reasonably designed to: (i) maintain the integrity, confidentiality and availability of such information; (ii) protect against any reasonably foreseeable threats or hazards to the security or integrity of such information; (iii) reasonably protect against unauthorized access to or use of such information that could result in substantial harm or inconvenience to the Fund; and (iv) provide for secure disposal of such information. BNY Mellon may revise its information security program as necessary and in its sole discretion at any time to address as it deems necessary any technological changes or changes in the threat landscape. BNY Mellon shall periodically test and audit its information security program.

(b)           BNY Mellon will implement business continuity and disaster recovery plans designed to minimize interruptions of service and ensure recovery of systems and applications used to provide the services under this Agreement. Such plans will cover the facilities, systems, applications and employees that are critical to the provision of the services hereunder, and will be tested at least annually to validate whether the recovery strategies, requirements, and protocols are viable and sustainable.

(c)           BNY Mellon shall: (i) promptly notify the Fund in the event of a declared Security Incident; (ii) provide updates to the Fund regarding BNY Mellon’s response to the extent any such updates may be available and not privileged information or otherwise part of an investigation; and, (iii) use reasonable efforts to implement measures designed to prevent a reoccurrence of Security Incidents of a similar nature. “Security Incident,” as used herein, shall mean any known loss or unauthorized access of a Fund’s Confidential Information that in BNY Mellon’s reasonable determination is sufficiently serious enough to notify a Fund.

[Signature page follows.]

IN WITNESS WHEREOF, the parties hereto have caused the foregoing instrument to be executed by their duly authorized officers and their seals to be hereunto affixed, all as of the day and year first above written.

VATS OFFSHORE FUND, LTD.

By:	/s/ Brinton Frith

Name:	Brinton Frith

Title:	CFO

THE BANK OF NEW YORK MELLON

By:	/s/ Michael Gronsky

Name:	Michael Gronsky

Title:	Senior Vice President

EXHIBIT A

List of Funds

Name	Parent Fund

VATS OFFSHORE FUND, LTD.

EXHIBIT B

I,       [Name]                       , of VATS OFFSHORE FUND, LTD., a Cayman Island exempted company (the “Fund”), do hereby certify that:

The following individuals serve in the following positions with the Fund, and each has been duly elected or appointed by the Board of the Fund to each such position and qualified therefor in conformity with the Fund’s Organizational Documents, and the signatures set forth opposite their respective names are their true and correct signatures. Each such person is designated as an Authorized Person under the Fund Administration and Accounting Agreement dated as of April __, 2024, between the Fund and The Bank of New York Mellon.

Name	Position	Signature

SCHEDULE I

Schedule of Services

All services provided in this Schedule of Services are subject to the review and approval of the appropriate Fund officers, Fund counsel and accountants of each Fund, as may be applicable. The services included on this Schedule of Services may be provided by BNY Mellon or a BNY Mellon Affiliate, collectively referred to herein as “BNY Mellon”.

VALUATION SUPPORT AND COMPUTATION ACCOUNTING SERVICES

BNY Mellon shall provide the following valuation support and computation accounting services for each Fund:

■	Journalize investment, capital share and income and expense activities;

■	Maintain individual ledgers for investment securities;

■	Maintain historical tax lots for each security;

■	Reconcile cash and investment balances of each Fund with the Fund’s custodian;

■	Calculate/accrue various contractual expenses;

■	Calculate capital gains and losses;

■	Calculate daily distribution rate per share;

■	Calculate daily income

■	Determine net income;

■	Obtain security market quotes and currency exchange rates from pricing services approved by a Fund’s investment adviser, or if such quotes are unavailable, then obtain such prices from the Fund’s investment adviser, and in either case, calculate the market value of each Fund’s investments in accordance with the Fund’s valuation policies or guidelines; provided, however, that BNY Mellon shall not under any circumstances be under a duty to independently price or value any of the Fund’s investments, including securities lending related cash collateral investments, itself or to confirm or validate any information or valuation provided by the investment adviser or any other pricing source, nor shall BNY Mellon have any liability relating to inaccuracies or otherwise with respect to such information or valuations;

■	Calculate Net Asset Value in the manner specified in the Parent Fund’s Offering Materials (which, for the service described herein, shall include the Fund’s Net Asset Value error policy);

■	Transmit or make available a copy of the daily portfolio valuation to a Fund’s investment adviser;

■	Calculate yields and portfolio average dollar-weighted maturity as applicable; and

■	Calculate portfolio turnover rate for inclusion in the annual and semi-annual shareholder reports.

FUND ADMINISTRATION SERVICES

BNY Mellon shall provide the following fund administration services for each Fund:

■	In accordance with Instructions received from a Fund, and subject to portfolio limitations as provided by such Fund to BNY Mellon in writing from time to time, monitor such Fund’s compliance, on a post-trade basis, with such portfolio limitations, provided that BNY Mellon maintains in the normal course of its business all data necessary to measure the Fund’s compliance;

■	Establish appropriate expense accruals and compute expense ratios, maintain expense files and coordinate the payment of Fund approved invoices;

■	Calculate Fund approved income and per share amounts required for periodic distributions to be made by the applicable Fund;

■	Calculate total return information; and

■	Supply various normal and customary portfolio and Fund statistical data as requested on an ongoing basis.

IRS CIRCULAR 230 DISCLOSURE:

To ensure compliance with requirements imposed by the Internal Revenue Service, BNY Mellon informs the Fund that any U.S. tax advice contained in any communication from BNY Mellon to the Fund (including any future communications) is not intended or written to be used, and cannot be used, for the purpose of (i) avoiding penalties under the Internal Revenue Code or (ii) promoting, marketing or recommending to another party any transaction or matter addressed herein or therein.